Exhibit 99.1

FOR IMMEDIATE RELEASE

Micromem Technologies Inc. Featured in Medical Device Daily

Article Discusses Future Of Non-Invasive Continuous Glucose Monitors

TORONTO/ NEW YORK, February 5, 2009--Micromem Technologies Inc. (OTCBB: MMTIF; CNSX: MRM), a Canadian-based company at the forefront of magnetic random access memory (MRAM) and sensor technology, has been featured in the January 26, 2009, issue of Medical Device Daily, the newspaper of record for the high-tech medical technology industry.

The article, written by Lynn Yoffee and titled "From Mining Exploration To Glucose Monitoring: Micromem Developing Magnetic, Non-Invasive Glucose Sensor," details how Micromem Applied Sensor Technologies (MASTInc; New York), a wholly owned U.S. subsidiary of Micromem, is segueing into the medical device sector with an extremely sensitive sensor now in development. The article states that MASTInc is ". . . transferring what it has learned in mining exploration to non-invasively ‘see’ glucose levels under the skin, enabling diabetics to continuously monitor blood sugar with a device that will look like a wristwatch."

"We are very pleased to see coverage of this kind in such a prestigious industry trade publication as Medical Device Daily," says Steven Van Fleet, President of MASTInc. "We believe the potential applications of magnetic sensor technology for future medical devices is nothing short of profound. The technology shows tremendous promise for any number of breakthrough medical diagnostic applications, and it is especially rewarding to see Medical Device Daily help communicate those aspects of our story."

To access the complete article, please visit
http://www.micromeminc.com/mediacoverage.php

About Medical Device Daily
Medical Device Daily is the newspaper of record for the high-tech medical technology industry and is relied on by thousands of industry insiders every business morning. This business-focused intelligence service is the flagship publication of BioWorld’s med-tech group, the publishers, also, of Biomedical Business & Technology, Cardiovascular Devices & Drugs, Diagnostics & Imaging Week, Medical Technology & Devices Week, the annual Medical Device Daily State of the Industry Report, and much more. Much like its sister publication BioWorld Today, Medical Device Daily offers unbiased business-focused news, written by the best reporters in the industry, to an executive audience striving to stay ahead of the curve in this fast-paced industry.

Launched in 1997 as a weekly publication and converted to a daily in 2001, Medical Device Daily keeps industry insiders alerted to vital information, such as new product developments, company news, regulatory activity, legislative actions, strategic alliances, sales and mergers, market updates, and much more, every business morning. In addition to its daily news reporting online, Medical Device Daily offers an extensive searchable database with articles dating back to its premier issue - perfect for compiling a customized report or searching for specific information on a company, product, or person. For more information, visit www.medicaldevicedaily.com.

About Micromem and MASTInc
MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC: MMTIF; CNSX: MRM) fables semiconductor company with headquarters in Toronto, Canada and an office in New York City. Micromem holds and continues to develop a broad-based patent portfolio of Magnetoresistive Random Access Memory (MRAM) and magnetic sensor technologies. Micromem’s MRAM patents create a solution for performance driven, radiation hard, non-volatile memory applications. MASTInc is focused on business development efforts and is working on the launch of sensory products for use in both defense and consumer applications. Its first product, GC-0301, is far superior to the competition with over 200 V/T, making it one of the most sensitive hall sensors on the market without the need for external amplification. MASTInc is working with companies that have large-scale capabilities and expects to sign contracts in the coming quarters.

Safe Harbor Statement
This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include, our inability to obtain additional financing on acceptable terms, risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology, inability to compete with others who provide comparable products, the failure of our technology, inability to respond to consumer and technological demands, inability to replace significant customers; seasonal nature of our business and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words "believe," "expect," "anticipate," "estimate," "project," "plan," "should," "intend," "may," "will," "would," "potential," and similar expressions may be used to identify forward-looking statements.

The CNSX or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

Listing:
: NASD OTC-Bulletin Board - Symbol: MMTIF
: CNSX – Symbol: MRM
Shares issued: 83,555,521
SEC File No: 0-26005

Contact:
The Investor Relations Group, Inc.
(212) 825-3210
Adam Holdsworth – James Carbonara
or
Public Relations
Susan Morgenbesser – Andrew Conn

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